Filed by Viisage Technology, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Identix Incorporated

Subject Company’s Exchange Act

File No. 01-09641

FOR IMMEDIATE RELEASE

Doni Fordyce

L-1 Investment Partners

203-504-1109

dfordyce@l-1ip.com

Former Federal Bureau of Investigations Director Louis Freeh Joins the

Viisage Board of Directors

Freeh Brings 26 Years of Experience in Federal Law Enforcement to Viisage

BILLERICA, Mass., July 24, 2006 – Viisage Technology, Inc. (NASDAQ: VISG) today announced that Louis Freeh, former Director of the Federal Bureau of Investigations (FBI), has joined the Company’s Board of Directors, effective immediately. Freeh brings 26 years of experience in federal law enforcement to his position on the Viisage Board, previously holding positions within the FBI and serving as a federal district court judge and federal attorney. He will remain on the Board of the combined company resulting from the pending merger between Viisage and Identix Incorporated (NASDAQ: IDNX), expected to close in the third quarter of 2006.

“Louis’ leadership in law enforcement, and the important role he has played for more than a quarter century in protecting citizens from crime, terrorism and fraud, is invaluable to our organization,” said Bob LaPenta, Chairman of the Board of Viisage and Founder and CEO of L-1 Investment Partners. “His knowledge and perspective on the issues will help us to tap the full potential of our technology, evolving the process of credential issuance to a point that states can better protect their citizens, and agencies can more effectively meet critical federal security mandates. Louis Freeh, along with Admiral Jim Loy, George Tenet, Ambassador Robert Gelbard, and other distinguished directors, will provide the organization with unparalleled leadership and strategic direction as we pursue our goal of becoming the #1 identity solutions company in the world.”

President Clinton nominated Louis Freeh as the fifth Director of the Federal Bureau of Investigation in 1993 where he served until 2001. During this time, Freeh was successful in modernizing and restructuring the FBI to better handle the dramatic changes that were occurring in crime, terrorism, and national security. He championed the cause of cooperative law enforcement action at all levels: local, state, federal, and foreign, and played an integral role in helping to keep the FBI at the forefront of investigative techniques, particularly in the use of advanced technologies to fight the evolving area of cyber-crime. Director Freeh also spearheaded the effort by law enforcement to ensure its ability to carry out court-authorized electronic surveillance in major investigations affecting public safety and national security in the face of telecommunications advances. Some of Director Freeh’s most noteworthy accomplishments during this period were:

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Established the National Infrastructure Protection Center (NIPC) that monitors the dissemination of computer viruses, worms and other malicious programs and to warn the government and business computer users of these dangers. It relies on the assistance and cooperation of its partners including federal agencies, the private sector and state and local law enforcement agencies.

•	Prepared the Economic Espionage Act (EEA) in 1996, a statute that makes the theft or misappropriation of a trade secret a federal crime. The Act prescribes the various acts defined under economic espionage and addresses the U.S. national and economic aspects of crime. It also addresses the theft of trade secrets.

•	Architected the Healthcare Fraud Act that established and funded a national program to combat fraud and abuse committed against all health plans, both public and private. The Act helped coordinate federal, state and local law enforcement programs in order to control fraud abuse, conduct investigations, facilitate the enforcement of statutes and provide industry guidance and special fraud alerts.

•	Spearheaded the passage of the Communications Assistance for Law Enforcement Act (CALEA) in 1994 that authorized electronic surveillance capabilities for law enforcement.

While Freeh served as FBI Director, the U.S. government reinforced its commitment to security and protection of its citizens. Recognizing that Human Intelligence (Humint) is becoming a critical element in defense of crime, terrorism and identity theft, Freeh increased the FBI budget by 58 percent and helped pass legislation that strengthened the nation’s crime-fighting abilities, including instituting Anti-Terrorism laws.

Prior to this position, Freeh served as the United States District Court Judge for the Southern District of New York, an appointment made by President George Bush in 1991. From 1981-1991, Freeh was with the United States Attorney’s Office for the Southern District of New York where he held several positions including Assistant United States Attorney, Chief of the Organized Crime Unit, Deputy United States Attorney, and Associate United States Attorney. Freeh began his career as an FBI Special Agent in New York City in 1975.

In his career as a civil servant, Freeh was recognized on several occasions for his exemplary accomplishments. He received the Attorney General’s Award for Distinguished Service, the second highest annual honor given by the Department of Justice. Other commendations include the John Marshall Award for Preparation of Litigation, awarded annually by the Attorney General, and the Federal Law Enforcement Officers Association Award.

“The causes of public safety and national security are ones that I have spent my career upholding and it is my privilege to continue this fight through the better application of technology in helping to protect our citizens,” said Louis Freeh. “I believe that the use of biometrics will offer a better level of protection over personal identities and companies like Viisage will set the standard for homeland security.”

In addition to Viisage, Freeh also serves on the Board of Bristol-Myers Squibb. During the period of 2001-2006, Freeh served as the corporate secretary, ethics officer and general counsel for MBNA Corporation. He currently serves as an independent consultant on legal and corporate affairs matters.

About Viisage Technology, Inc.

Viisage delivers advanced technology identity solutions for governments, law enforcement agencies and businesses concerned with enhancing security, reducing identity theft, and protecting personal privacy. Viisage solutions include secure credentials such as passports and drivers’ licenses, biometric technologies for uniquely linking individuals to those credentials, and credential authentication technologies to ensure the documents are valid before individuals are allowed to cross borders, gain access to finances, or be granted other privileges. With more than 3,000 installations worldwide, Viisage’s identity solutions stand out as a result of the company’s industry-leading technology and unique understanding of customer needs. Viisage’s product suite includes IdentityTOOLS(TM) SDK, Viisage PROOF(TM), FaceEXPLORER(R), iA-thenticate(R), ID-GUARD(R), BorderGuard(R), PIER(TM), HIIDE(TM), AutoTest(TM), FacePASS(TM) and FaceFINDER(R).

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Forward Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this document and those made from time to time by Viisage through its senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current views with respect to the future events or financial performance discussed in this release, based on management’s beliefs and assumptions and information currently available. When used, the words “believe”, “anticipate”, “estimate”, “project”, “should”, “expect”, “plan”, “assume” and similar expressions that do not relate solely to historical matters identify forward-looking statements. Forward-looking statements concerning future plans or results are necessarily only estimates and actual results could differ materially from expectations. Certain factors that could cause or contribute to such differences include, among other things, the size and timing of contract awards, performance on contracts, performance of acquired companies, availability and cost of key components, unanticipated results from audits of the financial results of the Company and acquired companies, changing interpretations of generally accepted accounting principles, outcomes of government reviews, developments with respect to litigation to which we are a party, potential fluctuations in quarterly results, dependence on large contracts and a limited number of customers, lengthy sales and implementation cycles, market acceptance of new or enhanced products and services, proprietary technology and changing competitive conditions, system performance, management of growth, dependence on key personnel, ability to obtain project financing, general economic and political conditions and other factors affecting spending by customers, and the unpredictable nature of working with government agencies. In addition, such risks and uncertainties include, among others, the following risks: that the merger with Identix will not close, that the regulatory or shareholder approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Viisage’s and Identix’ Securities and Exchange Commission filings, including the Registration Statement on Form S-4 filed with the SEC in connection with the transaction, Viisage’s Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Identix’ Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Viisage expressly disclaims any obligation to update any forward-looking statements

Additional Information and Where to Find It

Investors and security holders of both Viisage and Identix are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Viisage and Identix expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.

Participants In Solicitation

Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.